UTOPIA TRADING INC

Filing Type:	10SB12G
Description:	Registration Statement
Filing Date:	Nov 27, 2000
Period End:	N/A

Primary Exchange:	N/A
Ticker:	N/A

Table of Contents

To jump to a section, double-click on the section name.

10SB12G OTHERDOC

Table 1	19
Table 2	28
Balance Sheet	31
Income Statement	32
Table 5	35
Cash Flow Statement	33

EX-3.1 OTHERDOC

EX-3.1 OTHERDOC	39

EX-3.2 OTHERDOC

EX-3.2 OTHERDOC	41

EX-3.3 OTHERDOC

EX-3.3 OTHERDOC	42

EX-27 OTHERDOC

Exhibit 27 Table	55

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or 12(g) of

The Securities Exchange Act of 1934

Utopia Trading, Inc.

                 (Name of Small Business Issuer in its charter)

Georgia                                                                58-2419801

(State or other jurisdiction of             (I.R.S. Employer Identification No.)

incorporation or organization)

1201 W. Peachtree Street Suite 3145, Atlanta, Georgia                      30309

(Address of principal executive offices)                              (Zip Code)

                    Issuer's telephone number: (404) 222-8343

Securities to be registered under Section 12(b) of the Act:

Title of Each Class                               Name of Each Exchange on which

to be so Registered:                              Each Class is to be Registered:

--------------------                              -------------------------------

        None                                                   None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.00002

-----------------------------

(Title of Class)

                                   Page 1 of 29

                      Exhibit Index is specified on Page 27

                                        1

                             Utopia Trading, Inc.,

                               a Georgia corporation

                  Index to Registration Statement on Form 10-SB

Item Number and {Caption Page Number}

PART I

1.     Description of Business {3}

2.                 Management's Discussion and Analysis of Financial Condition and Results of

Operations {15}

3.     Description of Property {16}

4.     Security Ownership of Certain Beneficial Owners and Management {17}

5.     Directors, Executive Officers, Promoters and Control Persons {18}

6.     Executive Compensation {20}

7.     Certain Relationships and Related Transactions {22}

8.     Description of Securities {23}

PART II

1.     Market Price of and Dividends on the Registrant's Common Equity and Related

       Stockholder Matters {24}

2.     Legal Proceedings {25}

3.     Changes in and Disagreements with Accountants {25}

4.     Recent Sales of Unregistered Securities {25}

5.     Indemnification of Directors and Officers {26}

PART F/S

Financial Statements
F-1 through F-7

PART III

1(a).  Index to Exhibits {28}

1(b).  Exhibits

E-1 through E-17

       Signatures {29}

                                        2

Part I

Item 1. Description of Business.

Utopia Trading, Inc. was incorporated in the state of Georgia on October 6, 1998.  The fiscal year end for the Company is December 1999. Utopia Trading, Inc. has not declared bankruptcy since its inception and has no plans to. Utopia Trading, Inc. has not taken part in any mergers, consolidations, purchases or sales of significant amounts of assets unrelated to the ordinary course of business.

   Utopia Trading, Inc., hereinafter may be referred to as the Company or we or us, is a leading provider of a complete solution that enables colleges and universities to deliver an online campus and courses over the Internet. Our integrated software and services allow colleges and universities to out-source the creation, launch, management and support of a comprehensive online campus and courses. We have two offerings, our paid Internet course offering where: we typically create and deliver a complete online campus, including faculty and administration training, in 60 business days and our advertising supported option. We charge our customers an initial online campus and course development fee, an additional development fee for each incremental online course, and a per student fee for each enrollment in an online course.  Our comprehensive solution allows colleges and universities to reach a large number of additional students and enables students to participate in courses at convenient times and from a variety of geographic locations. We also offer a no-cost offering where we provide similar services as our paid web courses except we advertise throughout the students course site.  As of January 5, 2000, we had 2 contracts and 2 license agreements covering 118 individual campuses. Student enrollments per year at these campuses are approximately 500,000. 1 of our contracts and both of our license agreements are directly with schools, while the second contract is with the National Association For Equal Opportunity in higher education.  This organization represents 118 small and medium-size colleges throughout the United States.  During the spring 1999 term, our customers had approximately 1,000 student enrollments in online courses provided by us.

   The market for higher education is large and growing. The U.S. Department of Education estimates that more than $200 billion is spent annually in the higher education market and that more than 14.5 million students were enrolled in colleges and universities in 1998. We believe that a growing demand for skilled labor, a larger population of potential students and the economic value of post-secondary education to students will continue to drive demand for higher education over the next decade. Moreover, a change in demographics has resulted in a greater percentage of older students. International Data Corporation estimated that for 1996, adults over 24 years of age comprised approximately 6.2 million, or 43.5%, of the students enrolled in higher education programs. The U.S. Bureau of Census estimates that approximately 75% of students over the age of 24 work while attending school. This growing population of older students has caused colleges and universities to alter their approach to traditional education to meet the different needs of this population.

   The Internet's open architecture, universal accessibility and real-time interactive nature make it a natural platform for distance education.  Accordingly, online learning has become one of the fastest growing segments of the education marketplace. International Data Corporation estimated that the number of Web users worldwide would exceed 95 million by the end of 1998 and will grow to over 320 million by the end of 2002. Online learning allows students to participate in courses at times that are convenient for them and from a variety of geographic locations, including satellite campuses or their own homes. Colleges and universities are experiencing increased demand for online learning and are increasingly recognizing that online learning allows them to reach more students, presenting additional revenue opportunities. International Data Corporation also estimates that approximately 85% of higher education institutions will offer distance learning courses by 2002 and that the number of students taking such courses will increase by more than 30% per year through 2002.

   Despite this projected growth, colleges and universities face several challenges in delivering high quality online courses. Effective online learning requires that students receive a learning experience of comparable quality, content and student/faculty interaction to an on-campus education. A college or university may attempt to develop an online education solution internally, creating its own software or purchasing software components from a vendor. However, we believe that many colleges and universities have found internally developed solutions to be time-consuming, expensive and difficult to implement. As a result, a growing number of colleges and universities are outsourcing the development and maintenance of their online campus and courses.

The Utopia Trading, Inc. Solution

   Our solution is designed to meet the online learning needs of colleges and universities and their students. The Utopia Trading, Inc. solution has the following key elements:

   Comprehensive Services. We provide a comprehensive suite of services, including design, development, management and hosting of online campuses and courses, as well as ongoing customer support. Our account service representatives work with college and university administrators to design a unique online campus which replicates key services of a physical campus, including admissions, registration, bookstore, library, academic advising, career counseling, student union, bursar's office and financial aid services.  We also provide ongoing service and training to our customers through a technical support staff and an online help desk. We host the online campus on our reliable infrastructure, achieving nearly 100% uptime. We believe our integrated software and services offer the most comprehensive solution to colleges and universities seeking to outsource the development, delivery and maintenance of their online campus and courses.

   Rapid, Cost-Effective Development of Online Campuses. We can build an online campus for a college or university, typically within 60 business days. Our initial development fee of $30,000 includes the online campus and ten courses. We believe most colleges and universities would incur substantially greater costs to develop a comparable solution internally.

   Easy Online Course Development. We work with faculty members to convert courses into effective Web presentations using an array of course design tools and support services. Our automated, user-friendly authoring tools enable faculty, with little or no programming experience, to easily develop and update their courses through a standard Web browser. We believe that ease of use by the faculty and the availability of our technical support services are critical to achieving faculty acceptance of our solution.

   Easy to Use, Online Learning Environment. The customized online campuses and courses are easy for students and faculty to use. A student can access our system with a Pentium 75 megahertz computer with a 28.8 kilobits-per-second modem and a standard Web browser. The online campus includes easily navigable screens, as well as highly customizable courses and student services. Our system allows the use of rich multimedia content, including video and audio clips, and a variety of interactive learning tools. Our high capacity, fully- redundant infrastructure helps to ensure availability of the online campus and convenient "anytime/anywhere" delivery of courses. Our customer support personnel are available 24 hours a day, seven days a week.

   Standard, Scaleable Technology. We integrate industry standard, open technology to provide a scaleable and reliable delivery system. We have made significant investments in our infrastructure and technical support to ensure the reliability and scalability of our solution. We utilize redundant high bandwidth network connections and clustered servers, fault-tolerant storage technology and load distribution capabilities to increase the reliability and availability of our systems and services.

Growth Strategy

  Our objective is to become the leading provider of outsourced online learning solutions for colleges and universities and for providers of continuing education and corporate training worldwide. The key elements of our growth strategy are:

   Add Additional Colleges and Universities. Using a focused regional approach and co-branding approach; our sales force is now actively targeting more than 3,000 colleges and universities. We are also increasing our marketing efforts, including increased print and online media advertising and greater participation in trade shows and executive speaking engagements. We believe our co-branding efforts, focused regional approach and an increased marketing effort will enable us to further penetrate the higher education market.

   Increase Course Offerings and Enrollments with Existing Customers. Once we build an online campus, our customers can easily develop additional courses with minimal assistance and investment. To facilitate the development of additional courses, we work with faculty on an ongoing basis, providing instructional design coordinators for one-on-one training and dedicated course developers for website design and development assistance. To further increase enrollments, we assist our customers with the marketing and promotion of their online learning programs.

   Further Develop Relationships with Existing Customers. We seek to build long-term relationships with colleges and universities and their faculties so that the online campus becomes an important extension of the college or university. We invest heavily in course development personnel and technology and work closely with faculty to ensure easy-to-implement, high quality courses. Our account service representatives are available to assist faculty and administrators on an ongoing basis. To further develop the relationships with our customers' faculty, we recently developed a faculty support division which includes a website focused on faculty issues relating to online learning. We believe that development of long-term relationships with our customers will help us to penetrate additional departments within the college or university, and will create a strong barrier to exit.

   Enter New Markets. We currently focus on North American colleges and universities, but also intend to offer our integrated software and services to the continuing education and corporate training markets. Accordingly, we are actively marketing to selected continuing education providers, corporate training companies and trade and professional associations. We also intend to expand into selected international markets.

Utopia Trading, Inc. customers

   We target more than 3,000 colleges and universities in the United States and Canada. We first began delivering courses in 1999 to Morris Brown College.  Our management team and sales force have significant experience in the education industry, which we believe will continue to be a key factor in our ability to increase our customer base. Our current customers include: Morris Brown College, Morehouse College, Charles Drew University, and the National Association for Equal Opportunity in Higher Education.

Contact Office or Person	Client
Physics Department	Morehouse College: Dr. Willie Rockward	404-614-6036
Office of the Dean	Charles Drew University: Dean Everlena Holmes	323-563-4951
Biology Department	Morris Brown College: Jessica Stinchcomb	404-273-6812
Dr. Henry Ponder : C.E.O.	N.A.F.E.O.	301-555-1212

   Utopia Trading, Inc. Northstar Networks is made up of three categories of tools: faculty, student, and university.  Each category has scaleable dynamic applications within:

•          Our faculty “E-Class Custom App” is a service where professors dial up a programmer and have a custom designed web application, known as an Applet, designed specifically for their web course.  In effect turning hundreds of faculty into a virtual R & D staff.

•          For Example: A teacher wants a dynamic course assignment list on their E-Class Site.  The teacher contacts his or her assigned programmer, the Applet is developed and then replicated throughout the entire Northstar Networks.

•          Our student “Virtual Internet Network System” represents a revenue partnership with MyDocsOnline, an Internet File Storage company, where MyDocsOnline provides its services free to student members of the Northstar Networks.

•          For Example: A student is working on a 3MB assignment.  The paper will not fit on a floppy so the student uses the Northstar Networks and uploads the file for safe Internet storage.

•          Our faculty “E-Class 101” consists of three basic Applets a full HTML content site, a discussion forum, and multi-media support.

•          For Example: A teacher requests an E-Class 101.  Upon completion of request a student can access all syllabi, office hours and any other relevant course information, discuss the particulars of any assignments with other students, and submit all completed work over the web to a teacher.

•          Our faculty “E-Class 102” builds on the functionality of E-Class 101 while adding our multi-media Applets: Online archiving of video courses and class notes.

•          For Example: A student misses a lecture, logs onto the Northstar Networks and can view the lecture he or she missed.

•          Our “Northstar Summit” is our IP-Telephony based communication network.  This network allows all member colleges of the Northstar Networks to access each other via the site.

•          For Example: A faculty advisor at Russ College in Minnesota wants to contact a faculty member at Philander-Smith College in Arkansas; via the Northstar Networks the teacher accesses the personal profile and contacts the individual using IP-telephony.

•          Our “Northstar Site Builder” allows students and student organizations to develop their own personalized web site with limited Applet functionality.

•          For Example: A student chapter of the American Institute of Chemical Engineers wants to develop a web site with advanced capabilities.  The student president accesses our Site builder software and develops and integrates the site into Northstar.

•          Our student “Virtual Plan Master” represents an online calendar and day planner that is accessible to all students.

•          For Example: A student has to schedule a study session with four group members, the student makes his or her schedule public and the individual group members block out a specific time to meet.

•          Our student “Virtual Web Share” represents an online file sharing system that is accessible to students via customizable groups.

•          For Example: A student wants to work on the same file with four members of a student group.  They exchange and work on the file separately and simultaneously via the Northstar Networks.

Depiction of components of Utopia Trading, Inc. Northstar Networks:

Northstar Networks

Students/Faculty/Administrators

Web Browser

Northstar Networks

             -----------------------------------------------------

             * Welcome Page               * Technical Requirements

             * Course Catalog             * Registration

             -----------------------------------------------------

                               ------------------

                               Restricted Access:

                               Password Required

                               ------------------

                              --------------------

Northstar Networks E-Classes

                              * Personal Homepage

                              * Message Center

                              * Multimedia Support

                              * Class Email

                              * Testing Functions

                              * Learning Tools

                              --------------------

Below are examples of Northstar Networks for Morris Brown College and Morehouse College.

[Picture of web page from the online campus of Morris Brown College.]

[Picture of web page from the online campus of Morehouse College.]

   Northstar Networks E-Class. After entering the password protected E-Class, an individual views a customized personal homepage. This page is unique for each student, faculty member or administrator and offers access to several features and services, including add/drop functions, and personal emails. The personal homepage also lists each course in which a student is currently enrolled and provides an online tutorial. The Northstar Networks E-Class presents course material online with features that enable faculty to track and manage student progression through a course. The Northstar Networks E-Class also emphasizes student-to-faculty and student-to-student communication. Faculty members may use a variety of online teaching tools to conduct courses.  Within the Northstar Networks E-Class, faculty members can create, administer and score a variety of types of exams. Faculty members are also able to incorporate multimedia capabilities to enhance presentations.

   E-Class Manager. Our course developers use the E-Class Manager to build online courses and materials. The E-Class Manager also provides faculty with an organized format to display content while offering design flexibility in the use of communications and assessment tools in their courses. After minimal training, faculty can use the E-Class Manager to create and update their own course material in real time. This functionality encourages faculty to continually improve and update their courses, leading to better quality courses and materials for students.

   Administrative Reports. The Administrative Reports capture and display student information for college and university officials and administrators. Our customers can sort information by class code, student name, city or state or the registrant's Internet provider. Further, the Administrative Reports maintain faculty and student evaluations and offer the ability to broadcast email messages to any group, based on enrollment classifications, demographics or other characteristics.

Additional Utopia Trading, Inc. support and services

  We support the development of the online campus and courses with account service representatives, course developers, instructional design consultants and a help desk. We believe that providing attentive service is a key competitive advantage and will be an important factor in achieving market acceptance and maintaining long-term relationships with colleges and universities.

   Account service representatives.  Account service representatives facilitate the efficient development and growth of the online campus, frequently consult with college and university administrators and serve as a point of contact for all services. The account service representatives gather information regarding the distinctive character and preferences of each college or university and serve as a liaison to our design and technology teams. After the online campus is built, the account service representatives assist the customer with ongoing maintenance issues and manage all aspects of our relationship with the college or university.

   Course developers. Our course developers help faculty build online courses using content provided by faculty. Course developers input the content into the Course Manager to build an online course to the faculty member's specifications.

   Instructional design consultants.  Our instructional design consultants train faculty, provide written and multimedia resources and work individually with faculty to help them present their material in an attractive online format. In addition, they consult with faculty and our research and technology teams to generate ideas for improving our course delivery system.

   Help desk. Our help desk provides technical support to students and faculty using Utopia Trading, Inc. Northstar Networks. The help desk is available through email 24 hours a day, seven days a week.  The response time for email inquiries varies from 4 hours to 12 hours.  Our help desk is manned by Quixote Atkins.

•          Description of how the company produces or provides our products and services and how and when we intend to carry out these activities.

Marketing of services

   Sales. We target more than 3,000 colleges and universities in the United States and Canada. We have a sales force of 3 individuals, most with a background in education and/or technology. Our sales force covers 27 regions throughout the entire continental United States and Canada. The sales teams responsibilities, assignments and objectives include:

  . working with our marketing department team to develop awareness of our services throughout the higher educational community;

  . developing the initial business relationship with the roughly 100 colleges and universities in their region; and

  . broadening the business relationship by working with additional departments in a given college or university.

   The sales process is based on leads generated by inquiries to the website and through attendance at conferences or trade shows.  After a lead is generated, a sales person qualifies each prospect. We typically give each prospect access to a demonstration course and make an appointment for a presentation. Each presentation includes an online demonstration of our system. Subsequent presentations may be scheduled with faculty and other interested parties. Once a contract is signed, we begin implementation of the online campus.

   We are also pursuing opportunities in the continuing education and corporate training markets. We recently assigned one individual to focus on continuing education, corporate training and trade association customers and prospects. This corporate sales managers respond to inquiries from customers and prospects, work with our marketing department to increase awareness of our services and proactively develop relationships with additional providers of continuing education and corporate training.

   Marketing. We market our solution through a combination of print and online media advertising, trade shows and direct marketing to promote our services to colleges and universities. Our website has been designed as our primary marketing communications tool, incorporating a demonstration of the Northstar Networks, information on industry trends, market research, webcasts from industry experts, and other important events in online learning. We continue to strengthen our brand identity by participating in trade shows, conferences and executive speaking engagements.  Finally, we hold online learning symposiums to build market awareness and identify qualified prospects.

   We market to students through our website, which highlights the benefits of online learning and provides students with information on online higher education alternatives. We intend to continue to develop our website for students as an important source for their online learning needs.

   We provide our customers with additional marketing support to drive enrollment of online students, including:

  . pamphlets distributed on campus;

  . international promotion and recruitment; and

  . awareness of advanced degree, continuing education and corporate training alternatives.

Technology

   Our technology strategy is to employ the best available software on stable and scaleable platforms. Utopia Trading, Inc. Northstar Networks consists of widely known off-the-shelf components combined to create a proprietary architecture. We use Microsoft NT 4.0 as our operating system for both our development and production environments. Our course content storage architecture is based on Microsoft SQL Server, version 6.0. Our webserver component, as well as our authentication systems, are provided by the Microsoft Commercial Internet System. The proprietary elements of Utopia Trading, Inc. Northstar Networks are based on a combination of Microsoft programming languages, including Visual Basic, Active Server Pages and Web Classes. Utopia Trading, Inc. Northstar Networks is load balanced using Microsoft's Windows Load Balancing Services, resulting in a scaleable delivery system.

   Utopia Trading, Inc. Northstar Networks is delivered from a centralized webserver to our customers. We have made a substantial investment in fault-detection, fault-handling and general system uptime enhancements, resulting in a highly reliable Web hosting infrastructure. Our server hardware consists of DELL servers, using Intel microprocessors, typically configured with single processors and one half gigabyte of memory. All primary servers contain fault-tolerant disk storage solutions for added redundancy. Our database servers contain the latest clustering technology that leverages both DELL hardware and Microsoft software technologies for scalability and speed. Finally, we maintain sophisticated firewall technology to protect against security breaches and "hackers."

   Our network engineering infrastructure generally follows a traditional single- location model. Currently, all of our primary servers are located at a facility in Atlanta, Georgia. This facility ensures us one megabyte connection to the Internet. Additionally, our bandwidth is scaleable to accommodate unforeseen spikes in user activity. Our current Internet backbone employs ADSL links from BellSouth.

   We will voluntarily send an annual report to security holders, which will include audited financial statements at the end of each fiscal year.

   Although our business model and the services we provide define our business, our software and our copyrights, service marks, trademarks, trade dress, trade secrets, proprietary technology and similar intellectual property are also very important to our success. We rely on a combination of trademark and copyright laws, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. We have applied for the registration of certain of our trademarks and service marks in the United States. In addition to our Internet domain name, we also license and may license in the future, certain of our proprietary rights, such as trademarks, technology or copyrighted material, to third parties.  We must protect or intellectual property and proprietary rights.  We do not currently possess any patents, trademarks, franchises, concessions, royalty agreements or labor contracts.

   Research and development expenses consist primarily of personnel costs related to our product development efforts and assistance with content development.  Research and development expenses for the last fiscal year were inconsequential.  However, we intend to expend funds for research and development during this fiscal year.  Research and development fees for the next fiscal year are expected to rise to $50,000.  This increase is due to the hiring of additional research and development employees and will be paid for by revenue.  Management believes that continued investment in research and development is essential to our future success.

   As of October 28, 2000, we employed 4 people, our CEO, CFO, President/COO, and our lead tech developer. None of our employees is subject to any collective bargaining agreements, and we consider our relations with our employees to be good.  We do not currently plan to offer any special incentive arrangements for our employees.

   Over the next 12 months we expect to increase our staff by 3 developers on a contract basis whose major focus will to be enhance our application offerings for our teachers.

•          Description of the market area in which the business competes

•          DESCRIPTION OF HOW the Company EXPECTS TO compete

•          the Company’s principal competitors and their relative size and financial and market strengths

   The online learning market is quickly evolving and is subject to rapid technological change with no single competitor accounting for a dominant market share. We believe that the principal competitive factors in our market include:

  . the ability to provide an online solution meeting the needs of colleges,

    universities and students;

  . quality and performance of online learning solutions;

  . service features such as adaptability, scalability and ability to integrate other technology-based products;

  . quality of implementation and service teams;

  . Company reputation; and

  . pricing.

   Our competitors vary in size and in the scope and breadth of the products and services they offer. Competition is most intense from colleges' and universities' internal information technology departments. Many colleges and universities construct online learning systems utilizing in-house personnel and creating their own software or purchasing software components from a vendor. We also face significant competition from a variety of companies including: (1) other companies which seek to offer a complete solution including software and services, (2) software companies with specific products for the college and university market, (3) systems integrators and (4) hardware vendors.

   Other competitors in this market include a wide range of education and training providers. These companies- a sample of which are listed below- use video, cable, correspondence, CD-ROM, computer-based training, and online training.

Name	Market Share*	Price Ranking	Quality Ranking	General Comments
Northstar Networks	3%	Lowest price for software packages ($1,500-$10,000)	Uses 100’s of faculty as R & D resource; new ideas and modifications implemented quickly.	Substantial Technological Resources, Strong marketing plan, limited financial resources. Established relationships with institutions
Blackboard Incorporated	6%	Highest price for software suites ($5000-$25,000)	Server suite merely an extension of free service	Major player with large financial resources, impressive staff credentials, and standard technology. The major force to be reckoned with.
The Mascot Network	<1%	Does not offer server software package.	Free software consists of widely available Internet technologies	Small regional player with limited staff and technological resources.
Jenzabar.com	<1%	Does not offer server software package.	Free software consists of widely available Internet technologies	Small player with a similar package as competitors. Currently have a limited number of personnel resources.

(*Market Share: Number of higher education institutions using their services as reported by each company divided by the number of higher education institutions in the country)

   Our E-Class offering gives the Northstar Networks a major advantage over our competitors because it eliminates the necessity of programming knowledge to create web based educational content.  All of our competitors’ offerings require a teacher to input and configure their courses over the web.  This process requires some degree of web programming and familiarity with Internet applications.  A professor who has taught fluid mechanics for thirty years is usually very reluctant to learning new technology.  Our E-class allows this professor to use the power of the Internet by simply making a phone call.  Due to the convenience of our system, many more professors and students will be able to benefit from our service.

   Because, we totally remove technological barriers to implementing our service, teachers can build a large number of tools over the web.  Custom applications provide a steady stream of new technological applications that we maintain the commercial rights.  As a result, thousands of instructors provide us with a virtual Research and Development staff catered to the educational needs of students.  This consistent stream of technological innovation is a valuable resource that provides us with a substantial long-term advantage over our competitors.

   A fundamental element to our marketing strategy is the development of partnerships with national educational organizations.  This helps us increase our customer base rapidly by leveraging the name recognition of an organization such as the NAFEO Northstar Network and capitalizing on their pre-established relationships.  When a teacher is considering the various options for developing a web course, they are more likely to go with a name they know and trust.  Blackboard Incorporated is our only competitor that has developed co-branding partnerships with national organizations.

   We believe that the level of competition will continue to increase as current competitors increase the sophistication of their offerings and as new participants enter the market. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may enter into strategic or commercial relationships with larger, more established and well-financed companies. Certain competitors may be able to secure alliances with customers and affiliates on more favorable terms, devote greater resources to marketing and promotional campaigns and devote substantially more resources to systems development than we can. In addition, new technologies and the expansion of existing technologies may increase the competitive pressures we face. Increased competition may result in reduced operating margins, as well as loss of market share and brand recognition. We may not be able to compete successfully against current and future competitors, and competitive pressures we face could have a material adverse effect on our business and financial results.

   We do not know of any governmental agency that regulates our business, products, or licenses; however, there is a possibility that we may be subject to the Family Educational Rights and Privacy Act. Our violation of these statutes, or of any other  law or regulation, could have a material adverse effect on our business and financial results. In addition, there are an increasing number of laws and regulations pertaining to the Internet. These laws and regulations relate to liability for information received from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business. In addition to laws and regulations of general application to the Internet, we may be subject to laws and regulations governing online providers of educational services. IMS, a coalition of corporate, academic and government organizations, was recently formed to develop technical standards for the online education industry. While we believe we are currently in compliance with the standards and regulations pronounced by the IMS coalition, we may not continue to be in compliance with such standards in the future, and we may not be able to meet any certification standards the IMS coalition may establish.  Many colleges and universities are accredited by regional accreditation organizations whose approval may be required for the college or university to offer courses over the Internet. Any delay in, or failure to receive, such approval could limit or prevent a college or university from using our solution, which would adversely affect our financial results.

Item 2. Management's Discussion and Analysis of Financial Condition and Results

of Operations.

Information in this registration statement contains "forward looking statements" which can be identified by the use of forward-looking words such as "believes", "estimates", "could", "possibly", "probably", "anticipates",

•          description of the Company’s cash flow or liquidity within the next 12 months

•          description of how the proceeds from this offering and any other available funds satisfy the Company's cash requirements for the 12 month period after it receives the offering proceeds

   For the period from January 1999 to December 1999 our gross profit was $14,696, our investment in property and equipment was $6,256, our net income was $5,121, and our expenses were $8,286. From January 2000 to September 2000 our gross profit was $10,195, our investment in property and equipment was $4,692, our net income was $8,156, and our expenses were $12,194. In 1998 the Company generated no significant revenue.  We intend to continue to make investments in property and equipment, although we have no formal commitments to do so. Our cash and cash equivalents are at $28,343 as of September 28, 2000.

  We believe that the net proceeds from the sale of the minimum 400,000 shares of common stock offered hereby, together with our current cash, cash equivalents and short-term investment balances and cash generated from operations, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.  We believe that the net proceeds from the sale of the maximum 1,000,000 shares of common stock offered hereby, together with our current cash, cash equivalents and short-term investment balances and cash generated from operations, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 18 months.  Our operating and investing activities may require us to obtain additional equity or debt financing. In addition, although there are no present understandings, commitments or agreements with respect to any acquisition of other businesses, products and technologies to consummate potential acquisitions, we may need additional equity or debt financing in the future. Without regard to this offering, management believes that cash on hand and other sources of liquidity at September 28, 2000 are sufficient to fund the Company's operations through at least January 5, 2002, albeit at significantly lower levels of activities.

•          description of any note, loan, lease, or other indebtedness or financing arrangement requiring the Company to make payments for the next 12 months

•          deescription of any Company trade payables more than 90 days old

•          DESCRIPTION of any unsatisfied judgments, liens, or settlement obligations

•          DESCRIPTION of any Company's financial statements that show losses from operations

•          Description of any trends in the Company's historical operating results

•          Description of any changes now occurring in the underlying economics of the Company's business which, in the opinion of Management, will have a significant impact upon the Company's results of operations within the next 12 months

   The Company is not in default on any notes, loans, leases or other indebtedness or financing arrangement.  The Company has no trade payables more than 90 days old.  The Company is not subject to any unsatisfied judgments, liens, or settlement obligations.  The Company is not currently incurring any losses from operations.  There are no significant trends in the Companies historical results.  We expect no significant changes in the underlying economics of the Companies business within the next 12 months.  The proceeds from the minimum offering of 400,000 shares combined with our currently available funds will satisfy our cash requirements for the next 12 months. The proceeds from the maximum offering of 1,000,000 shares combined with our currently available funds will satisfy our cash requirements for the next 18 months.

Item 3. Description of Property.

   Property held by Us. As of the dates specified in the following table, we held the following property in the following amounts:

     ===============================================================

                  Property                  December 31, 2000

     ---------------------------------------------------------------

     Property & Equipment, net                                 0.00

     ===============================================================

   Our corporate headquarters are located in Atlanta, Georgia. The headquarters facility encompasses approximately 4,000 square feet and is leased until June, 2001. We believe that additional space can be obtained on commercially reasonable terms to meet future requirements.

   We do not plan to acquire real estate assets for capital gain or for income in the future; this includes investments in real estate or interests in real estate, investments in real estate mortgages, or securities of or interests in persons primarily engaged in real estate activities.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

   Security Ownership of Certain Beneficial Owners. Other than directors and officers, there are no beneficial owners of 5% or more of our issued and outstanding common stock.

   Security Ownership by Management. The following table specifies the number of shares of common stock owned by our officers and directors.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	Milford W. Greene 2335 Wilson Drive SW Atlanta, GA 30311	756,000 shares of common stock President	14%
Common Stock	Megnauth S. Lokenauth 638 McGill Place Atlanta, GA 30312	3,866,000 shares of common stock Chief Executive Officer	72%
Common Stock	Quixote D. Atkins 1359 Millstream Trail Lawrenceville, GA	378,000 shares of common stock Chief Financial Officer	7%

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In accordance with Securities and Exchange Commission rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

   Changes in Control. We are not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403 of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

Executive Officers and Directors. We are dependent on the efforts and abilities of certain of our senior management. The interruption of the services of key management could have a material adverse effect on our operations, profits and future development, if suitable replacements are not promptly obtained. We have not entered into employment agreements with any of our key executives. We cannot guaranty that each executive will remain with us. In addition, our success depends, in part, upon our ability to attract and retain other talented personnel. Although we believe that our relations with our personnel are good and that we will continue to be successful in attracting and retaining qualified personnel, we cannot guaranty that we will be able to continue to do so. Our officers and directors will hold office until their resignation or removal.

The following table lists the directors of the company.

Name	Age	Position in company	Term	Term Served
Megnauth S. Lokenauth	26	Chief Executive Officer	June 2000- June 2001	5 months
Quixote D. Atkins	26	Chief Financial Officer	June 2000- June 2001	5 months

The following table lists the executive officers of the company.

Name	Age	Position in company
Megnauth S. Lokenauth	26	Chief Executive Officer
Milford W. Greene	60	President
Quixote D. Atkins	26	Chief Financial Officer

Each corporate executive officers’ business experience is described below.

Megnauth S. Lokenauth............ 26     Chief Executive Officer

       One Atlantic Center

1201 W. Peachtree Street

Suite 3145

Atlanta, Georgia 30309

404-222-8343

   Megnauth Lokenauth founded Utopia Trading, Inc. in 1998 and serves as Chief Executive Officer.  In the business arena Mr. Lokenauth is widely credited with the ability to define a problem, develop a solution, and successfully implement that solution through its completion.  As Chief Executive Officer he overseas all operations of Utopia Trading, Inc. and the long-term strategic direction of the Company.  Prior to Utopia Trading, Mr. Lokenauth has assisted companies such as NASA, MCI/Worldcom, EDS, Porsche Motor Cars, Burger King, Dupont and Air Liquide America Corporation with total implementation of web based solutions.  Mr. Lokenauth has spoken at numerous technology conferences and at colleges and universities concerning the benefits of web based technology to education. Mr. Lokenauth earned a Bachelor’s of Science from Morehouse College and a Bachelor’s of Science from the Georgia Institute of Technology.  As CEO, Mr. Lokenauth has spearheaded the successful negotiations with NAFEO which will increase our college and student base twenty-fold.  Mr. Lokenauth is also a Company director.

Milford W. Greene...........             60     President and Chief Operating Officer

       One Atlantic Center

1201 W. Peachtree Street

Suite 3145

Atlanta, Georgia 30309

404-222-8343

   Dr. Milford Greene, President and Director of College & Government Relations, is a recognized leader in the field of educational technology, and particularly on the impact of technology at small institutions of higher learning. Dr. Greene’s responsibilities include college participation and governmental support.  Money is a factor that often slows colleges from making technological investments; Dr. Greene’s 30+ years of experience in education helps secure needed governmental funding for colleges or universities to improve their technology through our service.  He has headed educational development programs at Morehouse College, Morris Brown College, and the National Aeronautical and Space Administration.  He has served on a number of national education committees and has formed close ties with administration and faculty at numerous colleges and universities domestic and international.  Dr. Greene supports, our NAFEO initiative, our UNCF program and our overseas marketing plan.  Dr. Greene is a graduate of Morehouse College and received his Doctorate from the Harvard University. Dr. Greene devotes 50% of his time to the Company.

Quixote D. Atkins.............    26     Chief Financial Officer

       One Atlantic Center

1201 W. Peachtree Street

Suite 3145

Atlanta, Georgia 30309

404-222-8343

   Quixote Atkins, Chief Financial Officer, has raised money for Rapid Link Telecommunications via ACTS, LLC, and has worked extensively for NASA AMES Research Center before joining eLearn.COM Data Systems.  He previously implemented software based solutions at Ciber, Inc. NYSE (CBR).  Mr. Atkins has established relationships with a number of national college organizations and has served in the organization of a number of events. In addition, he has launched successful marketing campaigns for a number of telecommunications carriers.  Mr. Atkins graduated from Morehouse College with a Bachelor’s of Science and earned a Bachelor’s of Science in Mechanical Engineering and a Masters Degree in Industrial Engineering from Georgia Institute of Technology.  Mr. Atkins is currently spearheading our outside funding efforts.

   There is no family relationship between any of our officers or directors. There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.

Item 6. Executive Compensation.

   Any compensation received by our officers, directors, and management personnel will be determined from time to time by our Board of Directors. Our officers, directors, and management personnel will be reimbursed for any out-of-pocket expenses incurred on our behalf.

   The following summary compensation table details executive officer compensation for the fiscal year 1999.

Name and Principal position	Year	Salary($)	Bonus($)	Other Annual Compensation($)	Restricted Stock Awards(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
CEO : Megnauth S. Lokenauth	1999	$6,000	$0.00	$0.00	$0.00	0	$0.00	$0.00
President Milford W. Greene	1999	$0.00	$0.00	$0.00	$0.00	0	$0.00	$0.00
Chief Financial Officer Quixote D Atkins	1999	$0.00	$0.00	$0.00	$0.00	0	$0.00	$0.00

   The following summary compensation table details executive officer compensation for the fiscal year 2000.

Name and Principal position	Year	Salary($)	Bonus($)	Other Annual Compensation($)	Restricted Stock Awards(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
CEO : Megnauth S. Lokenauth	2000	$21,500	$0.00	$0.00	$0.00	0	$0.00	$0.00
President Milford W. Greene	2000	$12,500	$0.00	$0.00	$0.00	0	$0.00	$0.00
Chief Financial Officer Quixote D Atkins	2000	$15,000	$0.00	$0.00	$0.00	0	$0.00	$0.00

   There are no outstanding stock purchase agreements, stock options, warrants or rights on the Company’s common stock.  The Company has no plans or commitments to issue or offer options in the future.

   The company offers no long-term incentive plans to our executive officers.

   There are currently two directors for the Company: Megnauth Samaroo Lokenauth and Quixote D. Atkins.  The directors receive no compensation for their duties as board members.  All directors are elected annually not using a voting trust or any other special agreement.

   The Company has no special agreements to ensure that Officers, Directors, and key persons will remain with the Company and not compete with the Company if they leave.

Item 7.  Certain Relationships and Related Transactions.

   The Company has not done any business with any Officer, Director, key person, or principal stockholder within the last two years. The Company is not doing any business with any Officer, Director, key person, or principal stockholder. The Company is not planing to do any business with any Officer, Director, key person, or principal stockholder.  No Officer, Director, key person, or principal stockholder has guaranteed or co-signed any obligation for the Company.

   There are no family relationships between any Officer, Director, key persons, or principal stockholders.

   The company during the last two years, or over any proposed transactions, has not been a party, in which any of the following persons had or is to have a direct or indirect material interest.

(1)    Any director or executive officer of the small business issuer;

(2)    Any nominee for election as a director;

(3)    Any security holder named in response to Item 403 (§228.403); and

(4)    Any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the persons in paragraphs (a)(1), (2) or (3) of this Item.

   The company has not engaged in transactions with any promoters during the past five years.

Item 8.  Description of Securities.

   Our authorized common stock originally consisted of 100,000 shares of $0.05 par value common stock. On June 4, 2000, we amended our Articles of Incorporation to authorize 6,000,000 shares common stock, of which 5,381,150 are issued and outstanding as of September 1, 2000.  On June 4, 2000, our Board of Directors authorized a forward split of 50 to 1.

   Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors from funds legally available therefore. Cash dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

   Dividend Policy. A one-time dividend distribution of $2,722 was paid to Megnauth S. Lokenauth .  There have been no cash dividends on our capital stock. We do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared in the future will be at the discretion of our Board of Directors and subject to any restrictions that may be imposed by our lenders.

                                        23

                                      PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

   Reports to Security Holders. Our securities are not listed for trading on any exchange or quotation service. We are not required to comply with the timely disclosure policies of any exchange or quotation service. The requirements to which we would be subject if our securities were so listed typically include the timely disclosure of a material change or fact with respect to our affairs and the making of required filings. We intend to provide an annual report to our security holders, which will include audited financial statements.

   We will be a reporting company pursuant to the Securities and Exchange Act of 1934 upon the effective date of this Registration Statement on Form 10-SB. As such, we will be required to provide an annual report to our security holders, which will include audited financial statements, and quarterly reports, which will contain unaudited financial statements. The public may read and copy any materials filed with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

   There are no outstanding options or warrants to purchase, or securities convertible into, shares of our common stock. There are no outstanding shares of our common stock that we have agreed to register under the Securities Act for sale by security holders. The approximate number of holders of record of shares of our common stock is fifty-one (51). There have been no cash dividends declared on our common stock. Dividends are declared at the sole discretion of our Board of Directors.

   On June 4, 2000, our Board of Directors authorized a forward split of 50 to 1.

   Penny Stock Regulation. Shares of our common stock will probably be subject to rules adopted the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in those securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, which contains the following:

     o    a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

     o    a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of securities' laws;

     o    a brief, clear, narrative description of a dealer market, including

          "bid" and "ask" prices for penny stocks and the significance of the spread between the "bid" and "ask" price;

     o    a toll-free telephone number for inquiries on disciplinary actions;

     o    definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and

     o    such other information and is in such form (including language, type,

          size and format), as the Securities and Exchange Commission shall require by rule or regulation.

Prior to effecting any transaction in penny stock, the broker-dealer also must provide the customer the following:

     o    the bid and offer quotations for the penny stock;

     o    the compensation of the broker-dealer and its salesperson in the transaction;

     o    the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

     o    monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Holders of shares of our common stock may have difficulty selling those shares because our common stock will probably be subject to the penny stock rules.

Item 2.  Legal Proceedings.

   There are no legal actions pending against us nor are any legal actions contemplated by us at this time.

Item 3.  Changes in and Disagreements with Accountants.

   There have been no changes in or disagreements with our accountants since our formation required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4.  Recent Sales of Unregistered Securities.

   There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

Megnauth S. Lokenauth paid $118,400.00 dollars for common stock in the company, the shares were issued on October 8th, 1998.  There was no underwriter used in the transaction.  Megnauth S. Lokenauth paid $15,000.00 in cash for his shares and $103,400.00 in services for his shares as described below.

Megnauth S. Lokenauth performed the following services.

▪          Software Development for the Northstar Network.

▪          Business Consulting in the development of the college contracts and the national contract.

▪          Technical Consulting in the purchasing and installation of all computer equipment.

These shares were issued in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Rule 506 of Regulation D promulgated pursuant to that act by the Securities and Exchange Commission.

Item  5. Indemnification of Directors and Officers.

Article VI of our Articles of Incorporation provides, among other things, that our officers or directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as an officer or director, except for liability

     o    for any breach of such director's duty of loyalty to us or our security holders;

     o    for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     o    for unlawful payments of dividends or unlawful stock purchase or redemption by the corporation; or

     o    for any transaction from which such officer or director derived any improper personal benefit.

Accordingly, our officers or directors may have no liability to our shareholders for any mistakes or errors of judgment or for any act or omission, unless such act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to our shareholders.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                     PART F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310)

are filed with this Registration Statement, Form 10-SB.

(a)	Index to Financial Statements.	Page
1	Independent Auditor's Report	F-1
2	Audited Balance Sheets as of December 31, 2000	F-2
3	Audited Statement of Income and Retained Earnings for the Years Ended December 31, 2000 and 1999	F-3
4	Audited Statements of Cash Flows for the Years Ended December 31, 2000 and 1999	F-4
5	Notes to Financial Statements (including Audited Statements of Stockholders’ Equity F-6)	F-5 through F-8

Tabb & Tabb

CERTIFIED PUBLIC ACCOUNTANTS

________________________________________________________________________________________________________________

50 Hurt Plaza, Suite 995

Atlanta, Georgia  30303

cpa@tabbtabb.com

404 584-0870

FAX 404 584-0790

INDEPENDENT AUDITORS’ REPOR T

We have audited the accompanying balance sheets of Utopia Trading, Inc. (a Georgia corporation) as of December 31, 2000 and 1999, and the related statements of income, retained earnings, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.   We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Utopia Trading, Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

S/ LeeAndrew Tabb

LeeAndrew Tabb

Certified Public Accountant

January 16, 2001

Utopia Trading, Inc.
Balance Sheet
December 31, 2000 and 1999

	2000		1999
Assets

Current Assets:
Cash	$ 127,845		$ 8,688
Accounts Receivable	10,000		-

Total Current Assets	137,845		8,688

Organizational Costs, Net	90,800	113,500

Total Assets	$ 228,645		$ 122,188

Liabilities and Stockholder's Equity

Current Liabilities:
Accrued Income Taxes Payable	$ 3,523		$ 1,289

Stockholder's Equity:
Common Stock, 6,000,000 shares authorized, 5,381,150 shares issued and outstanding, stated value $.00002	108		100
Paid in Capital	213,679		118,400
Retained Earnings	11,335		2,399

Total Stockholder's Equity	225,122		120,899

Total Liabilities and Stockholder's Equity	$ 228,645		$ 122,188

Utopia Trading, Inc.
Statement of Income and Retained Earnings
For the Years Ended December 31, 2000 and 1999

	2000	1999

Revenues	$ 40,044	$ 14,696

Operating Costs	28,874	8,286

Net Income before Provision for Income Tax	11,170	6,410

Income Tax Provision	2,234	1,289

Net Income	8,936	5,121

Retained Earnings, Beginning of the Year	2,399	-

Dividend Distribution	-	(2,722)

Retained Earnings, End of the Year	$ 11,335	$ 2,399

Utopia Trading, Inc. Statement of Cash Flows For the Years Ended December 31, 2000 and 1999
	2000	1999
Cash Flows from Operating Activities:
Net Income	$ 8,936	$ 5,121
Adjustments to reconcile net income
to net cash provided by operating activities:
Amortization of Organizational Costs	22,700	-
Increase in Accounts Receivable	(10,000)	-
Increase in Income Taxes Payable	2,234	1,289

Net Cash Provided by Operating Activities	23,870	6,410

Cash Flows from Financing Activities:
Proceeds from Common Stock Issuance	95,287	5,000
Dividend Distribution	-	(2,722)

Net Cash Provided by Financing Activities	95,287	2,278

Increase in Cash	119,157	8,688

Cash, Beginning of the Year	8,688	-

Cash, End of the Year	$ 127,845	$ 8,688

Supplemental Non-Cash Information:
Contributed Capital - Organizational Costs	$ -	$ 113,500

Utopia Trading, Inc.

Notes to the Financial Statements

December 31, 2000 and 1999

Note 1 – Summary of Significant Accounting Policies

Nature of Business – Utopia Trading, Inc. (the Company) is a provider of integrated software and related services to colleges and universities.  The software programs enable the colleges and universities to deliver academic courses, online, over the Internet.

The Company’s accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.  The Company is organized as a Georgia corporation.

Basis of Accounting – The financial statements are prepared on the accrual basis of accounting.

Amortization – Organizational costs are being amortized over five years on a straight-line basis.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management’s estimates.  Actual results may differ from those estimates.

Income Taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements.  There are no differences in financial and tax reporting.

Note 2 – Concentration of Risk

The total cash held by the Company at December 31, 2000, includes $27,845 of monies that are not covered by insurance provided by the federal government.  At December 31, 1999, the total cash balance was fully insured.

Note 3 – Commitments

The Company leases computer equipment under a non-cancelable operating lease.  The future minimum lease payments under the non-cancelable lease total $2,574 for the year 2000.

Utopia Trading, Inc.

Notes to the Financial Statements

December 31, 2000 and 1999

Note 4 – Income Tax Provision

The current income tax provisions for the years ended December 31, 2000 and 1999 are $2,234 and $1,289, respectively.

Note 5 – Changes in Stockholder’s Equity

	Common	Paid in	Retained
	Stock	Capital	Earnings	Total

Balance at December 31, 1998	$ -	$ -	$ -	$ -

Shares Issued	100	4,900	-	5,000

Contributed Capital		113,500		113,500

Net Income	-	-	5,121	5,121

Dividend Distributions	-	-	(2,722)	(2,722)

Balance at December 31, 1999	$ 100	$ 118,400	$ 2,399	$ 120,899

Shares Issued	8	95,279	-	95,287

Net Income	-	-	8,936	8,936

Balance at December 31, 2000	$ 108	$ 213,679	$ 11,335	$ 225,122

Utopia Trading, Inc.

Notes to the Financial Statements

December 31, 2000 and 1999

Note 6 –Stock Split

In June 2000, the Board of Directors declared a fifty (50) to one (1) stock split of the Company’s Common Stock.  All stock amounts in the accompanying financial statements and related notes have been restated to give retroactive effect to this stock split.

                                     PART III

Item 1.  Index to Exhibits

Exhibits.

Copies of the following documents are filed with this Registration Statement on

Form 10-SB, as exhibits:

3.1	Articles of Incorporation	E-1 through E-2
3.2	Certificate of Amendment of Articles of Incorporation	E-3
3.3	Bylaws	E-4 through E-16
29	Financial Data Schedule	E-17

                                    SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange

Act of 1934, we have duly caused this Registration Statement on Form 10-SB to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, Georgia, on December 6, 2000.

                                              Utopia Trading, Inc.,

                                              a Georgia corporation

                                              By:  /s/ Megnauth S. Lokenauth

                                                   ------------------------------

                                                   Megnauth S. Lokenauth

                                              Its: Chief Executive Officer, Director

                                        29

      EX-3.1 OTHERDOC

          2

          0002.txt

             ARTICLES OF INCORPORATION

Secretary of State

Corporations Division
315 West Tower
2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CONTROL NUMBER: [illegible]035680
EFFECTIVE DATE: [illegible]/1993
COUNTY : FULTON
REFERENCE : 0064
PRINT DATE : [illegible]/1993
FORM NUMBER : 311

[illegible]
[illegible]
ATLANTA, GA [illegible]

CERTIFICATE OF INCORPORATION

I, Lewis A. Massey, the Secretary of State and the Corporation Commissioner of the State of Georgia, do hereby certify under the seal of my office that

[illegible] TRADING, INC.
A DOMESTIC PROFIT CORPORATION

has been duly incorporated under the laws of the State of Georgia on the effective date stated above by the filing of articles of incorporation in the office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.

LEWIS A. MASSEY
SECRETARY OF STATE

ARTICLES OF INCORPORATION

OF

UTOPIA TRADING, INC.

ARTICLE 1.

The name of this corporation is Utopia Trading, Inc.

ARTICLE 2.

The corporation is authorized to issue (100,000) shares

ARTICLE 3.

The street address of the registered office is 638 McGill Place, Atlanta, Georgia 30312, in Fulton County.  The registered Agent at such address is Megnauth Samaroo Lokenauth.

ARTICLE 4.

The name and address of each incorporator is:

Megnauth Samaroo Lokenauth

638 McGill Place

Atlanta, GA 30312

Article 5.

The principal mailing address is 638 McGill Place, Atlanta, Georgia 30312.

     IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation. This 8th day of October, 1998.

                                                /s/ Megnauth S. Lokenauth

                                                ---------------------------

                                                Megnauth S. Lokenauth

                                                 (Incorporator)

EX-3.2 OTHERDOC

          4

          ex3-2_23530.txt

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

UTOPIA TRADING, INC.

Name of Corporation

I, the undersigned, Megnauth S. Lokenauth, do hereby certify:

That the Board of Directors of UTOPIA TRADING, INC. (the “Company”),

At a meeting duly convened and held on the 2nd day of June 2000, adopted a resolution to amend the original articles as follows:

Article [2] of this corporation's Articles of Incorporation be amended to read in its entirety as follows:

The aggregate number of shares, which the Company has the authority to issue

And have outstanding at any one time is 6,000,000 shares of common stock with

A par value of $0.001 per share.

The number of shares of the Company’s common stock outstanding and entitled to vote on an amendment to the Articles of Incorporation was 100,000; that the said change and amendment was unanimously adopted on the 2nd day of June 2000 by the Company’s shareholders.

       /s/ Megnauth S. Lokenauth

Megnauth S. Lokenauth, C.E.O. and Sec/Director

/s/ Milford W. Greene

Milford W. Greene, President and C.O.O.

/s/ Quixote D. Atkins

Quixote D. Atkins, Chief Financial Officer

      EX-3.3 OTHERDOC

          4

          ex3-3_23530.txt

             BYLAWS OF UTOPIA TRADING, INC.

BYLAWS

OF

UTOPIA TRADING, INC.

ARTICLE I. STOCKHOLDERS

Section 1.1   Annual Meetings. An annual meeting of stockholders shall be held for the election of directors at such date, time and place, either within or without the State of Georgia, as may be designated by resolution of the Board of Directors from time to time. Any other proper business may be transacted at the annual meeting.

Section 1.2   Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by the Board of Directors, or by a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority include the power to call such meetings, but such special meetings may not be called by any other person or persons.

Section 1.3   Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by applicable law or the Certificate of Incorporation, the written notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the Corporation.

Section 1.4   Adjournments. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.5   Quorum. At each meeting of stockholders, except where otherwise provided by law or the Certificate of Incorporation or these Bylaws, the holders of a majority of the outstanding shares of stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum. In the absence of a quorum, the stockholders so present may, by majority vote, adjourn the meeting from time to time in the manner provided in Section 1.4 of these Bylaws until a quorum shall attend. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of any corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

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Section 1.6   Organization. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the absence of such person, the President, or in his or her absence by a Vice President, or in the absence of the foregoing persons, by a chairman designated by the Board of Directors, or in the absence of such designation, by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7   Voting; Proxies. Unless otherwise provided by law or the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by him which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation. Unless otherwise required by law, voting at meetings of stockholders need not be by written ballot and need not be conducted by inspectors unless the Board of Directors, or holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or by proxy at such meeting shall so determine. At all meetings of stockholders for the election of directors a plurality of the votes cast shall be sufficient to elect. All other elections and questions shall, unless otherwise provided by law or by the Certificate of Incorporation or these Bylaws, be decided by the vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon present in person or by proxy at the meeting.

Section 1.8   Fixing Date for Determination of Stockholders of Record.

(a)     In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not precede the date such record date is fixed and shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given. The record date for any other purpose other than stockholder action by written consent shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b)     In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Georgia, its principal place of business, or any officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board of Directors adopts the resolution taking such prior action.

Section 1.9   List of Stockholders Entitled to Vote. The Secretary shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list of stockholders or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 1.10  Inspectors of Elections; Opening and Closing the Polls.

(a)     If required by the Georgia General Corporation Law, the Board of Directors by resolution shall appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives of the Corporation, to act at the meeting and make a written report thereof. The procedures, oath, duties, and determinations with respect to inspectors shall be as provided under the Georgia General Corporation Law.

(b)     The chairman of any meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

Section 1.11  Action by Written Consent of Stockholders. Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 1.12  Corporate Actions. Any additional authorization of stock or stock splits may be authorized by resolution by the stockholders of the Corporation.

                               ARTICLE II. BOARD OF DIRECTORS

Section 2.1   Number; Qualifications. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board of Directors. The initial number of directors shall be two (2), and thereafter shall be fixed from time to time by resolution of the Board of Directors. Directors need not be stockholders.

Section 2.2   Election; Resignation; Removal; Vacancies. The Board of Directors shall initially consist of the persons elected as such by the incorporator or named in the Corporation’s Certificate of Incorporation. At the first annual meeting of stockholders and at each annual meeting thereafter, the stockholders shall elect Directors to replace those Directors whose terms then expire. Any Director may resign at any time upon written notice to the Corporation. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the Board, although such majority is less than a quorum, or by a plurality of the votes cast at a meeting of stockholders, and each Director so elected shall hold office until the expiration of the term of office of the Director whom he or she has replaced.

Section 2.3   Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of Georgia and at such times as the Board of Directors may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board of Directors.

Section 2.4   Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the President or a majority of the members of the Board of Directors then in office and may be held at any time, date or place, within or without the State of Georgia, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given, orally or in writing, by the person or persons calling the meeting to all directors at least four (4) days before the meeting if the notice is mailed, or at least twenty-four (24) hours before the meeting if such notice is given by telephone, hand delivery, telegram, telex, mailgram, facsimile or similar communication method. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting.

Section 2.5   Telephonic Meetings Permitted. Members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this bylaw shall constitute presence in person at such meeting.

Section 2.6   Quorum; Vote Required for Action. At all meetings of the Board of Directors a majority of the whole Board shall constitute a quorum for the transaction of business. Except as otherwise provided in these Bylaws, or in the Certificate of Incorporation or required by law, the vote of a majority of the directors present shall be the act of the Board of Directors.

Section 2.7   Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in his or her absence by the Vice Chairman of the Board, if any, or in his or her absence by the President, or in their absence by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8   Written Action by Directors. Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 2.9   Powers. The Board of Directors may, except as otherwise required by law or the Certificate of Incorporation, exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

Section 2.10  Compensation of Directors. Directors, as such, may receive, pursuant to a resolution of the Board of Directors, fees and other compensation for their services as directors, including without limitation their services as members of committees of the Board of Directors.

                              ARTICLE III. COMMITTEES

Section 3.1   Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have power or authority in reference to amending the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors as provided in Section 151(a) of the General Corporation Law, fix any of the preferences or rights of such shares, except voting rights of the shares), adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation’s property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of dissolution, or amending these Bylaws; and, unless the resolution expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

Section 3.2   Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board may make, alter and repeal rules for conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these Bylaws.

                          ARTICLE IV. OFFICERS

Section 4.1   Executive Officers; Election; Qualifications; Term of Office; Resignation; Removal; Vacancies. The Board of Directors shall choose a President and Secretary, and it may, if it so determines, choose a Chairman of the Board and a Vice Chairman of the Board from among its members. The Board of Directors may also choose one or more Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers. Each such officer shall hold office until the first meeting of the Board of Directors after the annual meeting of stockholders next succeeding this election, and until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Corporation. The Board of Directors may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. Any number of offices may be held by the same person. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

Section 4.2   Powers and Duties of Executive Officers. The officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.

Section 4.3   Compensation. The salaries of all officers and agents of the Corporation shall be fixed from time to time by the Board of Directors or by a committee appointed or officer designated for such purpose, and no officer shall be prevented from receiving such compensation by reason of the fact that he is also a director of the Corporation.

ARTICLE V. STOCK

Section 5.1   Certificates. Every holder of stock shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, certifying the number of shares owned by him or her in the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

Section 5.2   Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his or her legal representative, to agree to indemnify the Corporation and/or to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 5.3   Other Regulations. The issue, transfer, conversion and registration of stock certificates shall be governed by such other regulations as the Board of Directors may establish.

                               ARTICLE VI. INDEMNIFICATION

Section 6.1   Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended in a manner more favorable to indemnitees, any person (an “Indemnitee”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he, she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnitee. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.3, the Corporation shall be required to indemnify an Indemnitee in connection with a proceeding (or part thereof) commenced by such Indemnitee only if the commencement of such proceeding (or part thereof) by the Indemnitee was authorized by the Board of Directors of the Corporation.

Section 6.2   Prepayment of Expenses. The Corporation shall pay the expenses (including attorneys’ fees) incurred by an Indemnitee in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Indemnitee to repay all amounts advanced if it should ultimately be determined that the Indemnitee is not entitled to be indemnified under this Article VI or otherwise; and provided, further, that the Corporation shall not be required to advance any expenses to a person against whom the Corporation directly brings a claim, in a proceeding, alleging that such person has breached his or her duty of loyalty to the Corporation, committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, or derived an improper personal benefit from a transaction.

Section 6.3   Claims. If a claim for indemnification or payment of expenses under this Article VI is not paid in full within sixty (60) days after a written claim therefor by the Indemnitee has been received by the Corporation, the Indemnitee may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnitee is not entitled to the requested indemnification or payment of expenses under applicable law.

Section 6.4   Nonexclusivity of Rights. The rights conferred on any Indemnitee by this Article VI shall not be exclusive of any other rights which such Indemnitee may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.  Additionally, nothing in this Article VI shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses pursuant to this Article VI.

Section 6.5   Other Sources. The Corporation’s obligation, if any, to indemnify or to advance expenses to any Indemnitee who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Indemnitee may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

Section 6.6   Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection hereunder of any Indemnitee in respect of any act or omission occurring prior to the time of such repeal or modification.

Section 6.7   Other Indemnification and Prepayment of Expenses. This Article VI shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Indemnitees when and as authorized by appropriate corporate action.

Section 6.8   Indemnification Contracts. The Board of Directors is authorized to cause the Corporation to enter into indemnification contracts with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification rights to such person. Such rights may be greater than those provided in this Article VI.

Section 6.9   Effect of Amendment. Any amendment, repeal or modification of any provision of this Article VI shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article VI and existing at the time of such amendment, repeal or modification.

Section 6.10  Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her or on his or her behalf in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article VI.

Section 6.11  Savings Clause. If this Article VI or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and officer of the Corporation as to costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, to the full extent permitted by any applicable portion of this Article VI that shall not have been invalidated and to the full extent permitted by applicable law.

                            ARTICLE VII. MISCELLANIOUS

Section 7.1   Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

Section 7.2   Seal. The corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors.

Section 7.3   Waiver of Notice of Meetings of Stockholders, Directors and Committees. Any written waiver of notice, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in any written waiver of notice.

Section 7.4   Interested Directors; Quorum. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (1) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 7.5   Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or be in the form of any information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 7.6   Reliance Upon Books and Records. A member of the Board of Directors, or a member of any committee designated by the Board of Directors shall, in the performance of his or her duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board of Directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 7.7   Certification of Incorporation Governs. In the event of any conflict between the provisions of the Corporation’s Certificate of Incorporation and these Bylaws, the provisions of the Certificate of Incorporation shall govern.

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Section 7.8   Severability. If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Corporation’s Certificate of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation) shall remain in full force and effect.

Section 7.9   Amendments. Stockholders of the Corporation holding a majority of the Corporation’s outstanding voting stock shall have power to adopt, amend or repeal Bylaws. To the extent provided in the Corporation’s Certificate of Incorporation, the Board of Directors of the Corporation shall also have the power to adopt, amend or repeal Bylaws of the Corporation, except insofar as Bylaws adopted by the stockholders shall otherwise provide.

     These Bylaws were approved at the Meeting of the Board of Directors of on this 8th day of October, 1998.

       /s/ Megnauth S. Lokenauth

Megnauth S. Lokenauth, C.E.O. and Sec/Director

<TYPE>EX-27 OTHERDOC

<SEQUENCE>5

<FILENAME>ex-27_2353.txt

<DESCRIPTION>FINANCIAL DATA SCHEDULE

<TEXT>

<OTHERDOC-AVAILABLE Series=ex-27_2353.txt Ver="">Document is copied.



<ARTICLE>	5
<PERIOD-TYPE>	YEAR
<FISCAL-YEAR-END>	DEC-31-2000
<PERIOD-START>	DEC-31-1999
<PERIOD-END>	DEC-31-2000
<CASH>	127,845
<SECURITIES>	0
<RECEIVABLES>	10,000
<ALLOWANCES>	0
<INVENTORY>	0
<CURRENT-ASSETS>	137,845
<PP&E>	0
<DEPRECIATION>	0
<TOTAL-ASSETS>	228,645
<CURRENT-LIABILITIES>	0
<BONDS>	0
<PREFERRED-MANDATORY>	0
<PREFERRED>	0
<COMMON>	108
<OTHER-SE>	225,014
<TOTAL-LIABILITY-AND-EQUITY>	228,645
<SALES>	40,044
<TOTAL-REVENUES>	40,044
<CGS>	0
<TOTAL-COSTS>	28,874
<OTHER-EXPENSES>	14,271
<LOSS-PROVISION>	0
<INTEREST-EXPENSE>	0
<INCOME-PRETAX>	8,936
<INCOME-TAX>	2,234
<INCOME-CONTINUING>	8,936
<DISCONTINUED>	0
<EXTRAORDINARY>	0
<CHANGES>	0
<NET-INCOME>	8,936
<EPS-BASIC>	0.002
<EPS-DILUTED>	0.002

E-17